UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

CENTRAL PARKING CORPORATION
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

154785 10 9
(CUSIP Number)

September 30, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

Page 1 of 6 Pages

CUSIP NO. 154785 10 9	SCHEDULE 13G/A (cover page continued)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Monroe J. Carell, Jr. ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

	5.	SOLE VOTING POWER

7,567,067

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER

7,567,067

	8.	SHARED DISPOSITIVE POWER

None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,642,064*

*	Includes (i) options to purchase 182,707 shares granted pursuant to the Company’s 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel, (ii) 775,607 aggregate shares held by The Monroe J. Carell 2000 Grantor Retained Annuity Trust, with respect to which Mr. Carell is trustee, (iii) 131,300 aggregate shares held by 2002 Ann & Monroe Carell Charitable Remainder Trust with respect to which Mr. Carell is trustee, and (iv) 124,999 shares held by the Monroe Carell, Jr. Foundation, a charitable private foundation of which Mr. Carell is president and a director.

Page 2 of 6 Pages

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☒

*	Excludes 7,090,737 shares held by The Carell Children’s Trust, a trust created by Mr. Carell in 1987 for the benefit of his children, which shares are reported on a separate Schedule 13G/A filed by such trust, the trustee of which is Equitable Trust Company.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.9%

12.	TYPE OF REPORTING PERSON

IN

Page 3 of 6 Pages

SCHEDULE 13G/A

Item 1(a).	Name of Issuer: CENTRAL PARKING CORPORATION

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212

Item 2(a).	Name of Person Filing: Monroe J. Carell, Jr.

Item 2(b).	Address of Principal Business Office or, if none, residence:

2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212

Item 2(c).	Citizenship: United States Citizen

Item 2(d).	Title of Class of Securities: Common Stock, Par Value $.01 per share

Item 2(e).	CUSIP Number: 154785 10 9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is:

     (a)  ☐  Broker or Dealer registered under the Act

     (b)  ☐  Bank as defined in Section 3(a)(6) of the Act

     (c)  ☐  Insurance Company as defined in Section 3(a)(19) of the Act

     (d)  ☐  Investment Company registered under Section 8 of the Investment Company Act

     (e)  ☐  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f)  ☐  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)

     (g)  ☐  Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G); see Item 7

     (h)  ☐  Group, in accordance with §240.13d-1(b)(1)(ii)(H)

Item 4.	Ownership:

     (a)  Amount Beneficially Owned: 7,567,067

     (b)  Percent of Class: 20.9%

Page 4 of 6 Pages

SCHEDULE 13G/A

     (c)  Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 7,567,067

(ii) Shared power to vote or to direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: 7,567,067

(iv) Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Page 5 of 6 Pages

SCHEDULE 13G/A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Monroe J. Carell, Jr.

Monroe J. Carell, Jr.

Date:  November 18, 2002.

Page 6 of 6 Pages